UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

November 15, 2004

Via Facsimile and U.S. Mail

Norwood Beveridge
Lovells
900 Third Avenue
New York, New York 10022

Re: The Equitable Life Assurance Society/Equitable Life Finance PLC

Dear Mr. Beveridge:

We are responding to your letter dated November 4, 2004 to Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Based on the representations in your letter dated November 4, 2004, but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to Rule 14e-1, if the Guarantor extends the Invitation as described in your letter.

In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- Equitable Finance, the issuer of the Bonds, is a wholly owned subsidiary of the Guarantor;

- Equitable Finance is a shell company incorporated to act as a finance subsidiary of the Guarantor and has not engaged in any activities other than the issuance of the Bonds;

- The Bonds, although issued by Equitable Finance, are unconditionally and irrevocably guaranteed by the Guarantor; and

- The Invitation will be structured to include procedural protections substantially similar to those required in an issuer tender offer conducted pursuant to Rule 13e-4 and the mechanics of the modified Dutch auction will comply with the historical positions taken by the staff.

The foregoing no-action position taken under Rule 14e-1 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 14e-1 to the Invitation as described above. The Invitation should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Guarantor. The Division of Corporation Finance expresses no view with respect to any other question that the Invitation may raise, including, but not limited to, the adequacy of the methods of dissemination of the offer materials for the Invitation or the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Invitation.

Sincerely,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Lovells

900 Third Avenue
New York NY 10022
Tel: +1 212 909 0600
Fax: +1 212 909 0666

Securities Exchange Act of 1934,
as amended -- Rule 14e-1(b)

November 4, 2004

By email and US mail

Direct line (212) 909-0664
norwood.beveridge@lovells.com
Direct fax (212) 891-5444

Our ref NYCW/62476.13
Matter ref P0860/00782

Mr. Brian Breheny, Esq., Chief
Ms. Christina Chalk, Esq., Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE: THE EQUITABLE LIFE ASSURANCE SOCIETY/ EQUITABLE LIFE FINANCE PLC

Dear Mr. Breheny and Ms. Chalk:

We are writing on behalf of The Equitable Life Assurance Society, incorporated as an unlimited company in England and Wales (the "**Guarantor**") and its wholly-owned subsidiary, Equitable Life Finance PLC, a public limited company incorporated under the laws of England and Wales ("**Equitable Finance**") in connection with the planned repurchase of certain of the outstanding debt securities issued by Equitable Finance by means of an invitation to Holders to participate in a modified Dutch auction-style tender offer (the "**Invitation**"). As described more fully below, we are respectfully requesting on behalf of the Guarantor and Equitable Finance that the staff of the Division of Corporation Finance (the "**Division**") either confirm that the Invitation by the Guarantor to holders of Bonds and Guarantees complies with Rule 14e-1 ("**Rule 14e-1**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or confirm that, in view of the affiliate relationship between the Guarantor and Equitable Finance and the nature of the securities involved, it will not recommend any enforcement action to the Securities and Exchange Commission (the "**Commission**") under Rule 14e-1 if the Guarantor extends the Invitation in the manner described herein. The Guarantor and Equitable Finance have asked that we express to the Division the urgency of their request.

BACKGROUND

The Guarantor is one of the oldest life assurance businesses in the world, having been founded in 1762 as a partnership under English law and incorporated in 1892 as an unlimited company under the Companies Acts, 1862 to 1890, of England and Wales. As a mutual life assurance company, the Guarantor has no share capital and the long-term funds it holds for its "with-profits" policyholders provide liquidity to fund its operations. The principal activities of the Guarantor and its subsidiaries are the transaction of life assurance, annuity and pension business in the form of guaranteed, participating and unit-linked contracts. As of December 31, 2003, the Guarantor reported that it, together with its subsidiaries, had total assets of approximately £18.9 billion.

The Guarantor has in the last several years been through a period of financial uncertainty. In July 2000, the House of Lords (the supreme court in England) ruled that the Guarantor's practice of paying lower final bonuses to policyholders who elected to exercise rights under their policies to guaranteed annuity rates was not open to the Guarantor. As a consequence of the requirement for additional capital this placed on the Guarantor, attempts were made to sell the whole of the Guarantor's business. No purchasers were found and the Guarantor closed to new business on December 8, 2000. Subsequently, in February 2001 the Guarantor disposed of a substantial part of its business excluding its with-profits fund. Since then the Guarantor's prime objective has been to improve the stability of the with-profits fund and to ensure that its "guaranteed" (ie. contractual) obligations can be met.

Equitable Finance was incorporated as a public limited company with limited liability in England and Wales in July 1997 under the Companies Act 1985 (as amended) as a shell company to act as a finance subsidiary of the Guarantor. Equitable Finance has remained a wholly owned subsidiary of the Guarantor since inception and has engaged in no activities other than those directly related to issuing and servicing the debt represented by its 8% Undated Subordinated Guaranteed Bonds (the "**Bonds**"). Both the Guarantor and Equitable Finance are "foreign private issuers" (as defined in Rule 3b-4 under the Exchange Act) and neither of them has any class of equity security registered under the Exchange Act. The Bonds were issued by Equitable Finance, but are unconditionally and irrevocably guaranteed on a subordinated basis by the Guarantor (the "**Guarantees**"), which Guarantees are subordinated to the claims of all unsubordinated creditors of the Guarantor and the interests and claims of policyholders.

The Bonds and Guarantees were originally offered in August 1997 by a syndicate of underwriters to investors in the United States that were "qualified institutional buyers" as defined in (and in reliance upon) Rule 144A under the Securities Act of 1933, as amended (the "**Securities Act**") and to investors outside the United States that qualified as "non-U.S. persons" as defined in (and in reliance upon) Regulation S under the Securities Act. The Bonds have been admitted to the Official List of the London Stock Exchange Limited (the "**London Stock Exchange**") and currently trade only in book-entry form through the clearing systems operated by The Depository Trust Company in the United States ("**DTC**") and Euroclear Bank, S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") in Europe. The Bonds and Guarantees are bearer in nature and are represented by permanent global bearer certificates, one or more global certificates held on behalf of Euroclear and Clearstream, Luxembourg currently representing approximately £324 million in principal amount of Bonds and Guarantees, and one or more global certificates held by an office of Citibank, N.A. located outside the United States (the "**Offshore Custodian**"), who has issued a certificateless depositary interest to DTC's nominee that currently represents the right to receive principal, interest and all other amounts in respect of approximately £26 million in principal amount of Bonds and Guarantees held on deposit with the Offshore Custodian for DTC. The £26 million in principal amount of Bonds and Guarantees held through DTC would indicate a level of United States ownership of approximately 7.4%, although the Guarantor and Equitable Finance have reason to believe (based on certain communications which the Guarantor has had with representatives of a group of ultimate beneficial owners), that there are a number of major U.S. beneficial owners of Bonds and this indicates that the level of U.S. beneficial ownership could be significantly higher than that percentage. Due to confidentiality restrictions imposed by Euroclear and Clearstream, Luxembourg, however, the Guarantor and Equitable Finance are not able to determine with greater certainty the actual percentage of U.S. beneficial owners. Although it is not possible to determine with any certainty the number of beneficial owners of the Bonds, it is estimated that the Bonds are likely to be held by between 50 and 200 different beneficial owners in total, including in the United States, and are currently priced for trading in the secondary market at approximately a 12% discount to par.

THE INVITATION

The Guarantor intends to issue the Invitation to the holder of the global bearer certificates representing the Bonds and the Guarantees (the "**Holder**") pursuant to the rules and operating procedures of the relevant clearing system for debt securities owned in book-entry form and to issue a press release upon launch providing a description of the purpose and structure of the Invitation to financial media sources in both the United Kingdom and the United States (which will also be posted to the Guarantor's website). The tender agent for the Invitation is Citibank, N.A. (the "**Tender Agent**") which would co-ordinate through its facilities in New York and London the distribution of the Invitation to all Holders. In the case of distributions to participants in DTC, the Tender Agent will distribute a notice containing summary terms and conditions of the Invitation and instructions to contact the Tender Agent for the full documentation and in the case of distributions to participants in Euroclear and Clearstream, Luxembourg, the Tender Agent will make an initial distribution of the full Invitation.

The Invitation is being structured as a modified Dutch auction whereby Holders may specify a price within a set range at which the Guarantor will be able to purchase any or all of the Bonds and Guarantees held by such Holder and with respect to which they have submitted offers at the instruction of the respective beneficial owners of the securities. As is typical in a modified Dutch auction, once the Invitation has closed, a purchase price will be selected in respect of all offered securities that will enable the purchase of a specified amount, which is currently proposed to be £260 million (the "**Invitation Amount**") in aggregate principal amount of Bonds and Guarantees. This Invitation Amount represents 74.3% of the outstanding Bonds and Guarantees. The purchase of any Bonds and Guarantees will be made conditional on at least a minimum aggregate principal amount of Bonds and Guarantees (the "**Minimum Amount**") being offered, which is currently proposed to be £50 million in aggregate principal amount of Bonds and Guarantees. In the event that, upon expiration of the Invitation, offers have been submitted in respect of less than the Minimum Amount of Bonds and Guarantees, no offers will be accepted and the Invitation will expire without any purchases being made. The purchase price will be publicly announced on the next business day following the closing of the Invitation period. The same purchase price will be paid, pro rata for all securities accepted pursuant to the Invitation, which will include interest accrued to but excluding the date of purchase. The Invitation will be open for a period of twenty business days (for purposes of both the US and the UK markets) and Holders may withdraw offers at any time prior to the expiration of the Invitation. The difference between the maximum offer price and the minimum offer price does not exceed 15% of the minimum offer price and the minimum offer price is £800 per £1,000 principal amount of Bonds and the maximum offer price is £920 per £1,000 principal amount of Bonds. In the event the Guarantor decides to amend the terms and conditions of the Invitation, including the Invitation Amount or the Minimum Amount, or to extend the period during which offers will be accepted in response to the Invitation, it will observe the requirements of Rule 14e-1(b) or 14e-1(d), as the case may be. It should be noted that the substantive protections for securityholders (open to all holders, availability of withdrawal rights and pro rationing) are substantially similar to those required in an offer subject to Rule 13e-4 promulgated under the Exchange Act.

The purchase of Bonds and Guarantees at a discount to par is expected to strengthen the solvency position of the Guarantor, which is the principal reason for the transaction.

INVITATION BY GUARANTOR

It is proposed that the Invitation will be issued, and any purchases of Bonds and Guarantees pursuant to the Invitation will be made, by the Guarantor.

Bonds and Guarantees purchased by the Guarantor will be cancelled promptly following their purchase. This is required under the terms of the Bonds, which contain the same requirement in relation to Bonds purchased by the Guarantor, Equitable Finance or any other subsidiary of the Guarantor. Thus, the Bonds specifically contemplate purchases by the Guarantor as well as by Equitable Finance and impose the same cancellation post-purchase requirement in respect of such purchases.

As a practical matter, Equitable Finance would only itself tender to purchase Bonds and Guarantees if the Guarantor elected to fund Equitable Finance to make any such purchases. Equitable Finance does not have the right to require such funding by the Guarantor. In this instance, it is materially in the group's (ie. the Guarantor's and Equitable Finance's) interest for fiscal reasons for the Guarantor to purchase Bonds and Guarantees rather than for Equitable Finance to make such purchases because, if the transaction is structured in this way, any UK tax charge arising would be borne by the Guarantor at its low effective tax rate of 1.5%. This is the reason why the Invitation has been structured as one made by the Guarantor.

ANALYSIS

In view of the fact that the Bonds and the Guarantees are not equity securities registered under the Exchange Act, it would appear that the only procedural rules promulgated under the Exchange Act that the Guarantor must comply with in extending the Invitation to beneficial owners in the United States are found in Regulation 14E under the Exchange Act. Rule 14e-1(b) requires that every tender offer remain open for at least ten business days after the date that notice of any increase or decrease in the consideration offered or the percentage of securities being sought is first published or sent or given to security holders. Issues arise in respect of this requirement when a tender offer is conducted as a modified Dutch auction. The Commission has indicated in the past, however, that modified Dutch auctions conducted with certain safeguards will not be seen as violating the procedural rules governing issuer tender offers. In footnote 64 to Exchange Act Release No. 34-23421, the Commission set forth these five protections: (i) disclosure in the tender offer materials of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer.

As described above, the proposed Invitation conforms to all five of these protections. Although the Guarantor is the issuer of the Guarantees and should be able to rely on these procedures without reservation as regards those securities, technically it is not the issuer of the Bonds. While the staff of the Division has in limited circumstances in the past permitted reliance by parties other than the issuer on these procedures (see Kettle Restaurants Inc. Employee Stock Ownership Plan (pub. avail. February 18, 1989), Goldman, Sachs & Co., Brazilian Liquidity Transaction Co. and Banco Nacional de Desenvolvimento Economico e Social (pub. avail. May 10, 1999) and MFP Technology Services Inc. (pub. avail. October 5, 1993)), we are not aware of the staff having been asked to address relief based on a parent guarantor seeking to conduct the modified Dutch auction. Due to the relationships between the Bonds and the Guarantees and the Guarantor and Equitable Finance, however, in our view the Invitation does not implicate the normal policy concerns with respect to use of modified Dutch auction tender procedures by non-issuers. Although not specifically discussed in the release cited above, these policy concerns would appear to be the absence of overriding obligations owed by the issuer to the security holders that would ameliorate the potential for coercion: in a tender offer for equity securities these would arise in the form of fiduciary obligations the board of directors of a corporation owes to its shareholders, whereas in a debt tender offer protections for bondholders would be bargained-for by negotiation and set forth in the trust indenture or other document governing the securities. Unlike the usual third party bidder, due to the existence of the unconditional and irrevocable Guarantees in this transaction, the Guarantor will be subject to the same obligations to the holders of the Bonds as Equitable Finance.

Treating a guarantor of securities like the issuer itself has been accepted by the Division in other contexts when the guarantee involved is full and unconditional and the issuer is a wholly-owned finance subsidiary. When providing guidance on relying upon the exemption from registration provided by Section 3(a)(9) of the Securities Act, the staff has allowed guarantors to use an exemption which by its terms is only available to the issuer. See Homestake Mining Company, Homestake Canada Inc. (pub. avail August 28, 1998) and the no-action request letters cited therein. In these cases, the Division viewed the parent-guarantor as effectively the issuer as a matter of economic reality.

Analogously, and resulting from similar policy considerations, in 1999 the Commission adopted rule changes for issuers of guaranteed securities that effectively eliminated the need for a finance subsidiary whose outstanding debt securities are fully and unconditionally guaranteed by a parent company to provide any separate financial information or footnote disclosure in documents filed under either the Securities Act or the Exchange Act and granted them a complete exemption from reporting obligations under the Exchange Act. See Exchange Act Release No. 34-43124.

In this transaction it should further be noted that, as the actual issuer of the Bonds is a shell company, the only credit analysis investors likely would have performed in purchasing the Bonds would have been in respect of the Guarantees that accompany them, especially in light of the rights under the Guarantees paralleling Holders' rights under the Bonds. Moreover, the Guarantor will suffer the same adverse market reaction to mistreating its security holders as would Equitable Finance as the issuer of the Bonds if the Invitation is perceived as unfair to beneficial owners of the Bonds, confirming the unity of interest of the two companies insofar as the Bonds are concerned.

CONCLUSION

Based on the foregoing, we respectfully request on behalf of the Guarantor and Equitable Finance that the Division either confirm that the Invitation by the Guarantor to Holders complies with Rule 14e-1 promulgated under the Exchange Act, or confirm that, in view of the affiliate relationship between the Guarantor and Equitable Finance and the nature of the securities involved, it will not recommend any enforcement action to the Commission under Rule 14e-1 if the Guarantor extends the Invitation in the manner described above.

In compliance with Securities Act Release No. 33-6269, seven additional copies of this letter are enclosed. If you have any questions or need additional information regarding the matters discussed in this letter, please contact the undersigned at the number indicated above or, in his absence, Chris Winckler at (212) 909-0624. If for any reason the Corporation Finance Staff does not concur with the views expressed in this letter or finds itself unable to grant the relief requested hereby, we respectfully request a conference or telephone conference before any written response to this letter is issued.

Very truly yours,

Norwood P. Beveridge, Jr.

cc: Richard Budnyj
The Equitable Life Assurance Society
Laurence Garside